EXHIBIT 99.9
Media release

Rio Tinto invests in start-up to support habitat restoration

09 November 2021
LONDON – Rio Tinto is partnering with RESOLVE, a Washington-based nonprofit organisation, to launch Regeneration, a start-up that will use the re-mining and processing of waste from legacy mine sites to support rehabilitation activities and restore natural environments.

Regeneration will extract valuable minerals and metals from mine tailings, waste rock and water. Earnings from the sale of these responsibly-sourced materials will be reinvested to help fund habitat restoration and closure activities, including at legacy and former mine sites. Regeneration will also seek to create and trade biodiversity and carbon credits through the rehabilitation of land and the generation of environmental offsets.

Rio Tinto has entered into a memorandum of understanding with RESOLVE to make an equity investment of $2 million in Regeneration and will also analyse its portfolio to identify potential opportunities for the first Regeneration project. The start-up has formed a founding board of directors and site review and selection is about to commence.

Regeneration will look to offer additional partnership, investment, and site-based opportunities for ethical investment companies and philanthropists, mining companies, mining and environmental professionals, downstream manufacturers and brands, technology innovators, governments, and communities.

Quotes

Regeneration chief executive officer and chair, Stephen D'Esposito, said: “We see mine waste as an untapped resource and an opportunity to create a double win for the climate and communities. We will produce minerals for the energy transition and supply sustainable brands while restoring legacy mine sites. As a result, Regeneration will deliver positive community and product impacts.”

Rio Tinto’s Global Head of Closure, Peter Harvey, said: “Regeneration aims to turn ores and waste from previously mined areas into positive outcomes both economically and environmentally. It is an innovative and collaborative new vehicle to help effectively restore legacy mine sites and meet our closure commitments.”

International Council on Mining & Metals (ICMM) President & CEO, Rohitesh Dhawan, said: “Regeneration’s innovative approach offers the potential to apply a social enterprise model to address the key challenge of responsible mine closure which ICMM and stakeholders care deeply about.”

Notes to editors

RESOLVE is a non-governmental organisation that brings policy, strategy, and communications expertise, and networks, seed funds, and impact finance to its project partners. RESOLVE has expertise in supply chain leadership for minerals and metals including Salmon Gold restoration projects, the FPIC Solutions Dialogue, and the Climate Smart Mine Emissions Widget.

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